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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Vail Resorts, Inc.
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                                (Name of Issuer)


                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   91879Q109
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                                 (CUSIP Number)

R. W. Lockwood, Vice President, Secretary and General Counsel, Ralcorp Holdings Company, 800 Market St., Suite 2900, St. Louis, MO 63101 Telephone (314) 877-7000
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          (Name, address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 4, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  [    ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. Name of Reporting Person S.S. OR I.R.S. Identification Nos. of Above Persons
 . . . . Ralcorp Holdings, Inc.  (Formerly known as New Ralcorp Holdings, Inc.),
IRS Identification No. 43-1766315
_____________________________________________________________________________________________
2. Check the Appropriate Box if a Member of a Group
     (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [   ]
     (b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [   ]
_____________________________________________________________________________________________
3. SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  .
_____________________________________________________________________________________________
4. Source of funds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   OO
_____________________________________________________________________________________________
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [   ]
_____________________________________________________________________________________________
6. Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . Missouri
_____________________________________________________________________________________________
Number of Shares   7.  SOLE VOTING POWER . . . . . . . . . . . . . . .7,554,406 (See Item 5)
                   __________________________________________________________________________
Beneficially Owned 8.  SHARED VOTING POWER . . . . . . . . . . . . . . . . . . . . . . . -0-
                   __________________________________________________________________________
by Each Reporting  9.  SOLE DISPOSITIVE POWER  . . . . . . . . . . . .7,554,406 (See Item 5)
                   __________________________________________________________________________
Person With       10.  SHARED DISPOSITIVE POWER . . . . . . . . . . . . . . . . .  . . . -0-
_____________________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person . . .7,554,406 (See Item 5)
_____________________________________________________________________________________________
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares . . . . . . .  [x]
_____________________________________________________________________________________________
13. Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . 35.1%
_____________________________________________________________________________________________
14. Type of Reporting Person  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . CO
_____________________________________________________________________________________________




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Item 1.  Security and Issuer.

This Statement relates to the common stock, par value $.01 per share, of Vail Resorts, Inc., a Delaware corporation (the "Issuer"), 127 Benchmark Road, Avon, Colorado 81620.

Item 2.  Identity and Background.

The person filing this statement is Ralcorp Holdings, Inc., a Missouri corporation, formerly known as New Ralcorp Holdings, Inc., ("Ralcorp"). The principal office and place of business of Ralcorp is 800 Market Street, Suite 2900, St. Louis, Missouri 63101. Ralcorp, through itself or through its various subsidiaries, manufactures, distributes and markets private label ready-to-eat and hot cereals, Beech-Nut baby foods and private label crackers and cookies in the United States.

Set forth in Appendix I with respect to each director and executive officer of Ralcorp are his or her name, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No person other than persons listed as directors in Appendix I might be deemed to control Ralcorp.

During the last five years, neither Ralcorp nor any director or executive officer of Ralcorp has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors and executive officers of Ralcorp is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On January 3, 1997 pursuant to a Stock Purchase Agreement among the Issuer, Ralston Resorts, Inc. ("Resorts") and Ralston Foods, Inc. (which has merged into Ralcorp on January 31, 1997), Ralcorp exchanged all of the outstanding stock in Resorts for 7,554,406 shares of the Issuer's common stock (on a post split basis) and the assumption of $165 million in Resorts' debt. Ralcorp may receive additional shares in the issuer subject to closing adjustments related to Resorts' losses during the period August 1, 1996 through January 3, 1997.

Additionally, the Shareholder Agreement restricts Ralcorp's ability to purchase Vail stock. Ralcorp may purchase Vail stock only as needed to retain Ralcorp's equity accounting treatment or in future Vail stock offerings in proportion to Apollo's purchases in the same offerings.

As long as Ralcorp owns 10% or more of Vail's outstanding stock, then Ralcorp has the right to place two nominees on Vail's Board of Directors. Presently, Ralcorp has not exercised such right.

On February 4, 1997, Mr. J. R. Micheletto, Chief Executive Officer and President, and Mr. R. W. Lockwood, Vice President, General Counsel and Secretary, purchased 1,000 and 450 shares of the Issuer's common stock in open market transactions described in Item 5.

Except as set forth in this Item 4 and in Item 6 below, Ralcorp and its directors and executive officers have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) - (i) of Item 4 of
Schedule 13D.

Item 4.  Purpose of Transaction

The purpose of the acquisition was to effect the sale of Resorts as described in Item 3. On January 3, 1997, the Issuer, Ralston Foods, Inc. (which was merged into Ralcorp) and Apollo Ski Partners, L.P. ("Apollo") entered into a Shareholder Agreement (the "Shareholder Agreement") that, among other things, governs the Company's ability to sell, buy and vote Vail common stock. The Shareholder Agreement is an exhibit to this Schedule 13D and the following description of the Shareholder Agreement is qualified in its entirety by the Shareholder Agreement.

In part, the Shareholder Agreement provides that Ralcorp will not transfer or sell its shares of Vail common stock, without the prior approval of a majority of the Vail Board of Directors, other than (i) to affiliates or Ralcorp's stockholders; (ii)


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pursuant to a demand or piggy-back registration under the federal securities laws as allowed under the Shareholder Agreement; or (iii) a transfer eighteen months after January 3, 1997, provided the transferee will not own more than 10% of the then outstanding voting securities of Vail and agrees to be bound by the Shareholder Agreement. In addition, Ralcorp has agreed that if it transfers its shares under the provisions of clause (iii) above, it will provide Vail with a right of first refusal, affording Vail the right to purchase such shares under the same terms and conditions, and will provide Apollo the right of second refusal.

Item 5.  Interest in Securities of the Issuer

According to the Issuer's most recent publicly filed documents, the Issuer has issued and outstanding the following capital stock: 11,759,056 shares of Class A Common Stock and 21,539,832 shares of Common Stock. Ralcorp owns approximately 35.1% of the outstanding Common Stock, and 22.7% of the combined outstanding Class A Common Stock and Common Stock. Except as described in the Shareholder Agreement referred to in Items 4 and 6, Ralcorp has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of such shares. Except as set forth in Item 3, Ralcorp nor any director or executive officer of Ralcorp beneficially owns or has a right to acquire, directly or indirectly, any other shares of any class of common stock of the Issuer, nor during the past sixty days have there been any transactions in any class of the common stock of the Issuer by Ralcorp or any director or executive officer of Ralcorp.

Mr. J. R. Micheletto directly owns 1,000 shares of the outstanding Common Stock of the Issuer. He purchased the shares in an open market transaction of February 4, 1997, at $22.00 per share. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.

Mr. R. W. Lockwood directly owns 450 shares of the outstanding Common Stock of the Issuer. He purchased the shares in an open market transaction on February 4, 1997, at $22.00 per share. He has sole power to vote or direct the vote and sole power to dispose, or direct the disposition of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Shareholder Agreement contains a number of covenants on the part of Ralcorp prohibiting Ralcorp from attempting to control or act to change control of the management of the Issuer. Ralcorp, Apollo, and the Issuer are parties to the Shareholder Agreement pursuant to which they have agreed to cause the Board of Directors of the Issuer to consist of no more than twenty directors, with Ralcorp having the ability to nominate two directors for so long as it owns at least 10% of the Issuer's outstanding voting securities. Pursuant to the Shareholder Agreement, Apollo has agreed to vote in favor of the election of two directors nominated by Ralcorp.

The Shareholder Agreement subjects Ralcorp to a voting agreement with respect to actions taken by the Issuer's Board of Directors. Among other things, Ralcorp agrees to vote (i) "for" all the nominees recommended by the Board,
(ii) with the Board on all shareholder proposals and (iii) in the same proportion as all other shareholders (i.e., "for", "against" and "abstain") on all other matters, except that Ralcorp has full discretion on extraordinary events such as mergers or consolidations, sales of assets, creation of new stock with voting rights and changes in the Issuer's charter or bylaws.

Under the terms of the Shareholder Agreement, Ralcorp has agreed to certain restrictions on the resale of its Vail common stock. Ralcorp has agreed not to transfer or sell its shares of common stock, without the prior approval of a majority of the Board of Directors, other than (i) to affiliates or Ralcorp's stockholders, (ii) pursuant to a demand or piggy-back registration as allowed under the Shareholder Agreement, (iii) a transfer eighteen months after January 3, 1997, provided the transferee will not own more than 10% of the then outstanding voting securities of the Issuer and agrees to be bound by the Shareholder Agreement. In addition, if Ralcorp transfers its shares under
(iii) above, it has agreed to provide the Issuer with a right of first refusal, affording the Issuer the right to purchase such shares under the same terms and conditions, and to provide Apollo a right of second refusal if the Issuer elects not to purchase such shares.

The Shareholder Agreement will terminate (i) upon agreement of each of Apollo and Ralcorp; (ii) upon the dissolution of the Issuer or a sale of substantially all of its assets; or (iii) when either Apollo or Ralcorp owns less than 10% of the Issuer's outstanding voting securities.

Pursuant to the Shareholder Agreement, the Issuer has granted to each of Apollo and Ralcorp certain demand and piggyback registration rights with respect to the Common Stock owned by them. Apollo and Ralcorp will each have the right to effect one demand registration per twelve month period; provided, that no demand registration may be made within six months after the effective date of any other registration of voting securities of the Issuer under the Securities Act of


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1933, as amended (the "Securities Act").  In addition, the Issuer will have the right to purchase Ralcorp's shares in lieu of registration (with Apollo have the right to purchase such shares if the Issuer elects not to purchase).

The foregoing description of the Shareholder Agreement is qualified in its entirety by the Shareholder Agreement which is filed as an exhibit to this
Schedule 13D.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1: Shareholder Agreement dated as of January 3, 1997, among Vail Resorts, Inc., Ralston Foods, Inc. and Apollo Ski Partners, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Ralcorp Holdings, Inc.

By:  /s/ J. R. Micheletto
     --------------------------------------------
     Name:  J. R. Micheletto
     Title: Chief Executive Officer and President




                                   APPENDIX 1


Set forth below with respect to each director and executive officer of Ralcorp are his or her name and (a) business address (unless another address is set forth, the business address of each person is 800 Market St., Suite 2900, St. Louis, MO 63101); (b) present principal employment or occupation and the name and (if not Ralcorp) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, it is the same as the business address set forth for such person); and (c) the number of shares of the Issuer's common stock beneficially owned. Ralcorp believes the stock ownership information below is correct as of February 13, 1997. The information will be updated when amendments to this
Schedule 13D are filed.

EXECUTIVE OFFICERS

K. S. Hunt: (a) see above; (b) Corporate Vice President and President of Bremner, Inc.; (c) none.

R. W. Lockwood: (a) see above; (b) Corporate Vice President, General Counsel and Secretary; (c) 450.

J. R. Micheletto: (a) see above; (b) Director and Chief Executive Office and President; (c) 1,000.

J. A. Nichols: (a) see above; (b) Corporate Vice President and President, Ralston Foods; (c) none.

D. P. Skarie: (a) see above; (b) Corporate Vice President and Director, Director of Customer Development of Ralston Foods; (c) none.

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S. P. Widham:  (a) see above; (b) Corporate Vice President and President,
Beech-Nut Nutrition Corporation; (c) none.

R. D. Wilkinson: (a) see above; (b) Corporate Vice President and Director, Product Supply of Ralston Foods; (c) none.


DIRECTORS

W. H. Danforth: (a) Campus Box 1044, 7425 Forsyth Blvd., Suite 262, Clayton, MO 63105-2198; (b) Chairman of the Board of Trustees, Washington University;
(c) none.

W. D. George, Jr.: (a) c/o Council House, 222 Three Mile Rd, Racine, WI 53402; (b) retired President and Chief Executive Officer, S. C. Johnson & Son, Inc.; (c) none.

J. W. Goodall: (a) 9330 Balboa Avenue, San Diego, CA 92123-1516; (b) Chairman of the Board, Foodmaker, Inc.; (c) none.

D. W. Kemper: (a) 8000 Forsyth, 2nd Floor, St. Louis, MO 63105; (b) Chairman, President and Chief Executive Officer, Commerce Bancshares, Inc.; (c) none.

J. R. Micheletto:  see above.

W. P. Stiritz: (a) Checkerboard Square - 15T, St. Louis, MO 63164; (b) Chairman, Chief Executive Officer and President, Ralston Purina Company; (c) none.